Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, The Bourne Business Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 2[redacted]oupaccounts@michaelpage.com

RECEIVED
2005 DEC 28 A 9:33
OFFICE OF INTERNATIONAL CORPORATE FINANCE

05013534

16 December 2005

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Chief Executive Announcement
2. Substantial shareholder notification – AXA
3. Substantial shareholder notification – Barclays

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

PROCESSED
DEC 30 2005
THOMSON FINANCIAL

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

dlw 12/30

Michael Page
INTERNATIONAL

82-5162

16 December 2005

CHIEF EXECUTIVE ANNOUNCEMENT

Michael Page International plc announces that Terry Benson has given the Board notice of his intention to stand down as Chief Executive at next year's Annual General Meeting and to retire from the Company at the end of 2006. Stephen Ingham, currently Managing Director of Michael Page's UK business and a member of the Board, has been appointed Chief Executive Designate with immediate effect.

Steve Ingham, 43, joined Michael Page in 1987 as a consultant with Michael Page Marketing and Sales. He was responsible for setting up the London marketing and sales business and was promoted to Operating Director in 1990. He was appointed Managing Director of Michael Page Marketing and Sales in 1994. Subsequently he has taken additional responsibility for Michael Page's Retail, Technology, Human Resources and Engineering businesses. He was promoted to Executive Director of UK operations and joined the Board in January 2001. In May 2005 he was promoted to Managing Director – UK.

Terry Benson, 54, joined Michael Page in 1979 and was appointed Chief Executive of the Group in 1993. Since his appointment as Chief Executive, Michael Page has expanded from a business primarily focused on the UK to a global business operating in 18 countries.

Commenting, Adrian Montague, Chairman, said:

"Under Terry's leadership over the past 12 years, Michael Page has expanded its geographical presence, fostered a strong team culture and become one of the world's leading brands in the specialist recruitment sector. The Board is extremely grateful to Terry for the enormous contribution he has made to the Company's success and we wish him well for the future.

"Michael Page has a rich history of developing its people and we are delighted to be able to appoint Steve Ingham as Chief Executive Designate. Terry and Steve will work together until the AGM next year to ensure an orderly handover."

Michael Page

INTERNATIONAL

Trading during October and November was in line with the Board's expectations. Michael Page will announce its 2005 fourth quarter and full year trading update on 6 January 2006 and its preliminary results on 1 March 2006.

Enquiries:

Michael Page International plc
Adrian Montague, Chairman 020 7269 7291

Financial Dynamics
Richard Mountain/David Yates 020 7269 7291

Regulatory Announcement

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Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:06 06-Dec-05
Number	2341V

RNS Number:2341V
Michael Page International PLC
06 December 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

5/12/05

11) Date company informed

6/12/05

12) Total holding following this notification

24,683,657

13) Total percentage holding of issued class following this notification

7.42%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

J. TATHAM
(01932 264143)

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification

6/12/2005

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
MICHAEL PAGE INTERNATIONAL PLC ORD GBP 0.01 SHARES

Total number of shares held as at 12/05/05 was 24,683,657 the breakdown of which is set out below:

Name of the Company/Fund	Number of Shares
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	150,000
AXA UK Investment Co ICVC UK Growth Fund (Non-Beneficial)	1,915,388
AXA World Funds British Equities Fund (Non-Beneficial)	54,526
Sun Life Nominees Ltd A/c 20 (Non-Beneficial)	54,295

Sun Life Nominees Ltd A/c 29 (Non-Beneficial)	92,488
Sun Life Nominees Ltd A/c 31 (Non-Beneficial)	19,803
Sun Life Pensions Management Ltd (Beneficial)	836,650
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,739,551
Sun Life Pensions Management Ltd A/c X (Beneficial)	7,464,028
Sun Life Assurance Society PLC (Beneficial)	2,790,769
Sun Life Unit Assurance Ltd A/c X (Beneficial)	921,539
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	4,057,692
AXA General Unit Trust (Non-Beneficial)	1,067,793
AXA UK Group Pension Scheme Equity Fund (Non-Beneficial)	1,519,135

		Holding as % of Issued Capital
Total Beneficial Interest	19,810,229	5.96
Total Non-Beneficial Interest	4,873,428	1.47
Total	24,683,657	7.42%

This information is provided by RNS
The company news service from the London Stock Exchange

END

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[82-5162]

Regulatory Announcement

Go to market news section

Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	17:03 22-Nov-05
Number	5214U

RNS Number:5214U
Michael Page International PLC
22 November 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

11) Date company informed

22/11/05

12) Total holding following this notification

23,002,174

13) Total percentage holding of issued class following this notification (any treasury shares held by company should not be taken into account when calculating percentage)

6.92%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM

01932 264143

16) Name and signature of authorised company official responsible for making this notification

J. TATHAM

Date of Notification .....22/11/2005..............

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 15 November 2005 Barclays PLC, through the legal entities listed below, had a notifiable interest in 23,002,174 ORD GBP0.01 representing 6.92% of the issued share capital of 332,637,799 units.

Legal Entity	Holding	Percentage Held
Gerrard Ltd	12,000	.0036
Barclays Global Investors Ltd	22,099,344	6.6437
Barclays Capital Securities Ltd	473,074	.1422
Barclays Life Assurance Co Ltd	408,032	.1227
Barclays Private Bank Ltd	9,724	.0029
Group Holding	23,002,174	6.9151

REGISTERED HOLDERS REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 15 November 2005 Barclays PLC, through the registered holders listed below, had a notifiable interest in 23,002,174 ORD GBP0.01 representing 6.92% of the issued share capital of 332,637,799 units.

Registered Holder	Account Designation	Holding

BARCLAYS CAPITAL NOMINEES LIMITED		550,869
BARCLAYS CAPITAL NOMINEES LIMITED		-273,842
BARCLAYS CAPITAL NOMINEES LIMITED		-508,259
BARCLAYS CAPITAL NOMINEES LIMITED		704,306
BOISS NOMINEES LTD	4224361	136,615
CHASE NOMINEES LTD	16376	182,150
CHASE NOMINEES LTD	20947	17,995,780
CHASE NOMINEES LTD	28270	134,468
JP MORGAN (BGI CUSTODY)	16331	101,019
JP MORGAN (BGI CUSTODY)	16341	172,545
JP MORGAN (BGI CUSTODY)	16400	3,520,254
JP MORGAN (BGI CUSTODY)	18409	264,545
R C Greig Nominees Limited		8,500
R C Greig Nominees Limited a/c BL1		3,500
ZEBAN NOMINEES LIMITED		9,724
	Total	23,002,174

END

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